The Lion Electric Company
Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021

The Lion Electric Company
Consolidated Statements of Financial Position
As at June 30, 2022 and December 31, 2021
(Unaudited, In US dollars)

	Notes	June 30, 2022	December 31, 2021
		$	$
ASSETS
Current
Cash		83,003,512	241,702,030
Accounts receivable		33,074,111	37,899,085
Inventories	4	151,710,910	115,978,979
Prepaid expenses and other current assets		5,737,143	4,647,163
Current assets		273,525,676	400,227,257
Non-current
Other non-current assets		821,548	793,298
Property, plant and equipment	5	109,844,834	32,668,158
Right-of-use assets	6	57,282,564	60,902,362
Intangible assets		117,283,055	81,899,830
Contract asset	9	13,885,602	14,113,415
Non-current assets		299,117,603	190,377,063
Total assets		572,643,279	590,604,320

LIABILITIES
Current
Trade and other payables		61,004,762	40,409,565
Current portion of long-term debt and other debts	8	10,431,833	13,015,584
Current portion of lease liabilities	6	5,158,751	4,691,344
Current liabilities		76,595,346	58,116,493
Non-current
Long-term debt and other debts	8	3,739,753	62,086
Lease liabilities	6	54,396,223	57,517,973
Share warrant obligations	9	27,281,847	106,225,934
Non-current liabilities		85,417,823	163,805,993
Total liabilities		162,013,169	221,922,486
SHAREHOLDERS' EQUITY
Share capital	14	418,712,958	418,709,160
Contributed surplus		129,795,436	122,637,796
Deficit		(130,142,467)	(169,755,726)
Cumulative translation adjustment		(7,735,817)	(2,909,396)
Total shareholders' equity		410,630,110	368,681,834
Total shareholders' equity and liabilities		572,643,279	590,604,320

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Consolidated Statements of Earnings (Loss) and Comprehensive Earnings (Loss)
For the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars)

		Three months ended		Six months ended
	Notes	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
		$	$	$	$
Revenue	15	29,521,016	16,688,939	52,167,809	22,914,417
Cost of sales		32,972,183	15,789,144	56,530,748	23,821,445
Gross profit (loss)		(3,451,167)	899,795	(4,362,939)	(907,028)

Administrative expenses	10	11,702,795	50,002,162	22,680,204	56,272,131
Selling expenses	10	6,722,480	13,338,268	12,097,982	17,721,847
Transaction costs		—	13,654,851	—	13,654,851
Operating loss		(21,876,442)	(76,095,486)	(39,141,125)	(88,555,857)

Finance costs (income)	11	(831,959)	3,001,634	346,449	6,909,024
Foreign exchange (gain) loss		(1,620,682)	102,562	(710,040)	(76,091)
Change in fair value of share warrant obligations	9	(56,934,623)	99,290,459	(78,390,793)	99,215,214
Net earnings (loss)		37,510,822	(178,490,141)	39,613,259	(194,604,004)
Other comprehensive earnings (loss)
Item that will be subsequently reclassified to net earnings (loss)
Foreign currency translation adjustment		(8,075,506)	(1,717,926)	(4,826,421)	(3,020,393)
Comprehensive Earnings (Loss)		29,435,316	(180,208,067)	34,786,838	(197,624,397)

Earnings (Loss) per share
Basic earnings (loss) per share	12	0.20	(1.13)	0.21	(1.45)
Diluted earnings (loss) per share	12	0.19	(1.13)	0.20	(1.45)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Consolidated Statements of Changes in Equity
For the six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except for number of shares)

	Notes	Number of shares	Share capital	Contributed surplus	Conversion options	Deficit	Cumulative translation adjustment	Total equity (deficiency)
			$	$	$	$	$	$
Balance at January 1, 2022		190,002,712	418,709,160	122,637,796	—	(169,755,726)	(2,909,396)	368,681,834
Share-based compensation	10	—	—	7,157,640	—	—	—	7,157,640
Net earnings		—	—	—	—	39,613,259	—	39,613,259
Shares issued pursuant to exercise of stock options and warrants		300	3,798	—	—	—	—	3,798
Other comprehensive earnings
Foreign currency translation adjustment		—	—	—	—	—	(4,826,421)	(4,826,421)
Balance at June 30, 2022		190,003,012	418,712,958	129,795,436	—	(130,142,467)	(7,735,817)	410,630,110

Balance at January 1, 2021		110,551,314	32,562,541	—	1,472,520	(126,430,406)	(3,230,584)	(95,625,929)
Transfer from share-based compensation liability	10	—	—	130,276,188	—	—	—	130,276,188
Transfer of retractable common shares from liability		17,994,857	29,072,804		—	—	—	29,072,804
Share-based compensation	10	—	—	4,075,968	—	—	—	4,075,968
Shares issued pursuant to exercise of stock options	10	70,000	1,147,830	(1,093,436)	—	—	—	54,394
Issuance of shares through private placement		20,040,200	196,225,491	—	—	—	—	196,225,491
Redemption of conversion option on convertible debt instruments		—	—	—	(1,472,520)	—	—	(1,472,520)
Issuance of shares upon business combination transaction		39,911,231	137,124,375	—	—	—	—	137,124,375
Net loss		—	—	—	—	(194,604,004)	—	(194,604,004)
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	—	(3,020,393)	(3,020,393)
Balance at June 30, 2021		188,567,602	396,133,041	133,258,720	—	(321,034,410)	(6,250,977)	202,106,374

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2022 and 2021
(Unaudited, In US Dollars)

		Three months ended		Six months ended
	Note	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
		$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)		37,510,822	(178,490,141)	39,613,259	(194,604,004)
Non-cash items:
Depreciation and amortization	13	2,739,172	1,548,572	4,722,426	2,532,382
Share-based compensation	10	3,363,082	54,799,496	7,157,640	60,004,848
Accretion expense on common shares, retractable	11	—	415,850	—	2,031,863
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	11	26,514	133,724	82,850	286,844
Accretion expense on convertible debt instruments	11	—	1,705,883	—	2,503,097
Gain on derecognition of the balance of purchase price payable related to the acquisition of the dealership rights	8,11	(2,130,583)	—	(2,130,583)	—
Change in fair value of share warrant obligations	9	(56,934,623)	99,290,459	(78,390,793)	99,215,214
Unrealized foreign exchange gain		(62,362)	(398,443)	(270,106)	(434,369)
Net change in non-cash working capital items	13	(2,568,999)	(19,658,089)	(23,314,671)	(22,252,943)
Cash flows used in operating activities		(18,056,977)	(40,652,689)	(52,529,978)	(50,717,068)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	5	(32,239,014)	(3,284,824)	(68,033,364)	(4,396,723)
Acquisition of intangible assets		(23,907,201)	(10,716,772)	(38,689,711)	(17,166,957)
Government assistance related to intangible assets		—	1,321,125	—	1,777,315
Cash flows used in investing activities		(56,146,215)	(12,680,471)	(106,723,075)	(19,786,365)
FINANCING ACTIVITIES
Net change in credit facilities		—	(21,239,925)	—	(16,262,610)
Repayment of loans on research and development tax credits and subsidies receivable		—	—	—	(2,745,712)
Increase in long-term debt		3,703,805	—	3,703,805	15,775,473
Repayment of long-term debt and other debts		(69,330)	(41,035,572)	(373,108)	(41,405,598)
Repayment of convertible debt instruments		—	(23,903,068)	—	(23,903,068)
Payment of lease liabilities	6	(1,120,721)	(582,250)	(2,337,538)	(1,029,975)
Proceeds from issuance of shares through private placement, net of issuance costs		—	196,255,491	—	196,255,491
Proceeds from the issuance of shares through exercise of stock options and warrants	9,10	3,798	54,394	3,798	54,394
Proceeds from issuance of shares through business combination transaction		—	308,232,870	—	308,232,870
Cash flows from financing activities		2,517,552	417,781,940	996,957	434,971,265
Effect of exchange rate changes on cash held in foreign currency		(770,489)	(10,501)	(442,423)	(72,547)
Net (decrease) increase in cash		(72,456,128)	364,438,279	(158,698,518)	364,395,285
Cash (bank overdraft), beginning of period		155,459,640	(134,070)	241,702,030	(91,076)
Cash, end of period		83,003,512	364,304,209	83,003,512	364,304,209
Other information on cash flows related to operating activities:
Interest paid		504,134	2,950,374	854,120	4,000,843
Interest paid under lease liabilities		767,975	107,732	1,540,062	189,605

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

1 - REPORTING ENTITY AND NATURE OF OPERATIONS
The principal activities of The Lion Electric Company ("Lion" or the "Company") and its subsidiaries (together referred to as the "Group") include design, development, manufacturing and distribution of purpose-built all-electric medium and heavy-duty urban vehicles including battery systems, chassis, bus bodies and truck cabins. The Group also distributes truck and bus parts and accessories.
The Company is incorporated under the Business Corporations Act (Quebec) and is the Group’s ultimate parent company. Its registered office and principal place of business is 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada. These unaudited condensed interim consolidated financial statements (" financial statements") are as at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity, and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol LEV.

2 - BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE WITH IFRS
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and are expressed in United States ("US") dollars for reporting purposes. These financial statements should be read in conjunction with the most recent annual consolidated financial statements for the year ended December 31, 2021. The results from operations for the interim period do not necessarily reflect the result expected for the full fiscal year. The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, management believes that the mix of product sales may vary considerably in the future, especially in connection with the Company’s execution of its growth strategy and as sales of trucks become more prevalent and new products are introduced. As a result, it is difficult to predict if any historical trends will be reproduced in the future.

Certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the IASB, have been omitted or condensed and therefore these financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2021. These financial statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.

These unaudited financial statements have been approved for issue by the Board of Directors on August 4, 2022.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES
3.1 Overall considerations
The Company applied the same accounting policies in the preparation of these financial statements as those disclosed in Note 3 of its most recent annual consolidated financial statements for the year ended December 31, 2021, except for the change in functional currency, as described below in Note 3.2 and the adoption of new standards effective January 1, 2022, as described below in Note 3.4.
When preparing the financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results. The Company applied the same judgements, estimates and assumptions in the financial statements, including the key sources of estimation uncertainty, as those disclosed in Note 3 of its most recent annual consolidated financial statements for the year ended December 31, 2021.
3.2 Functional currency
The functional currency of Lion's subsidiary, The Lion Electric Co USA Inc., was changed to the US dollar effective January 1, 2022. This change was made to reflect the fact that the US has become the primary economic environment in which the entity operates. Over time, the US dollar's influence on sales prices and costs has increased. In addition, financing of the subsidiary is denominated in US dollars. The change has been implemented prospectively. The functional currency of the parent company remains the Canadian dollar.
3.3 Changes in classification and presentation
Prepaid expenses and other non-current assets
During fiscal 2022, the Group changed the classification of a portion of the assets previously included in Prepaid expenses, subsequently renamed Prepaid expenses and other current assets, to Other non-current assets. This classification change was made to better reflect the nature of those assets and their maturity period. This classification change was applied retroactively and the comparative figures for the fiscal year ended December 31, 2021 were adjusted to reflect this change without impact on net loss and net loss per share.
The table below shows, for the impacted line items only, the previously published figures, the adjustment stemming from this change, and the adjusted figures:

	Published	Adjustment	December 31, 2021 adjusted
	$	$	$
Prepaid expenses and other current assets	5,440,461	(793,298)	4,647,163
Other non-current assets	—	793,298	793,298

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.3 Changes in classification and presentation (continued)
Lease Liability
During fiscal 2022, the Group changed its classification of the lease liabilities between the current portion of lease liabilities and the non-current portion of the lease liability in the consolidated statements of financial position. This classification change was made to better reflect the maturity of those obligations. This classification change was applied retroactively and the comparative figures for the fiscal year ended December 31, 2021 were adjusted to reflect this change without impact on net loss and net loss per share.
The table below shows, for the impacted line items only, the previously published figures, the adjustment stemming from this change and the adjusted figures:

	Published	Adjustment	December 31, 2021 adjusted
	$	$	$
Current portion of lease liabilities	7,728,923	(3,037,579)	4,691,344
Lease liabilities	54,480,394	3,037,579	57,517,973
3.4 Initial application of new accounting standards and interpretations in the reporting standards
Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets
On May 12, 2020, the IASB issued amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, to clarify what costs an entity must consider in assessing whether a contract is onerous. The amendments specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract, which include incremental costs (direct labor, material) and allocation of other costs that relate directly to fulfilling the contract (allocation of depreciation charge for an item of property, plant and equipment). The adoption of the amendments as of January 1, 2022 did not have an impact on the Company’s financial statements.

3.5 Standards, amendments and interpretations to existing Standards that are not yet effective and have not been adopted early by the Group
At the date of authorization of these financial statements, several other new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Group.
Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Group’s financial statements.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

4- INVENTORIES
Inventories consist of the following:

	June 30, 2022	December 31, 2021
	$	$
Raw materials	122,293,793	97,094,671
Work in process	20,965,692	14,122,704
Finished goods	8,451,425	4,761,604
	151,710,910	115,978,979

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

5 - PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements	Machinery and equipment	Rolling stock	Computer equipment	Furniture and office equipment	Production moulds	Master patterns and templates	Prototypes	Construction in progress	Total
	$	$	$	$	$	$	$	$	$	$
GROSS CARRYING AMOUNT
Balance at January 1, 2022	17,054,605	6,421,141	1,308,726	2,992,982	513,344	1,462,683	965,937	78,709	5,301,919	36,100,046
Additions	19,525,751	38,445,169	230,163	1,453,694	49,309	993,357	291,449	114,258	18,893,797	79,996,947
Disposal	—	—	(24,681)	—	—	—	—	—	—	(24,681)
Foreign currency translation adjustment	(65,984)	(355,806)	(3,747)	(58,657)	(8,263)	(31,498)	(17,817)	(2,864)	(326,496)	(871,132)
Balance at June 30, 2022	36,514,372	44,510,504	1,510,461	4,388,019	554,390	2,424,542	1,239,569	190,103	23,869,220	115,201,180

ACCUMULATED DEPRECIATION
Balance at January 1, 2022	1,618,691	343,839	224,406	758,100	96,809	246,449	64,885	78,709	—	3,431,888
Depreciation	599,121	697,527	35,527	343,521	27,864	270,327	28,872	21,164	—	2,023,923
Disposal	—	—	(23,072)	—	—	—	—	—	—	(23,072)
Foreign currency translation adjustment	(32,489)	(26,530)	(1,782)	(16,414)	(1,786)	(7,032)	(1,379)	11,019	—	(76,393)
Balance at June 30, 2022	2,185,323	1,014,836	235,079	1,085,207	122,887	509,744	92,378	110,892	—	5,356,346
Carrying amount June 30, 2022	34,329,049	43,495,668	1,275,382	3,302,812	431,503	1,914,798	1,147,191	79,211	23,869,220	109,844,834

GROSS CARRYING AMOUNT
Balance at January 1, 2021	1,966,151	1,988,193	407,579	1,294,565	488,489	416,858	525,953	78,370	—	7,166,158
Additions	15,102,271	4,186,427	905,507	1,702,475	303,078	1,051,343	440,320	—	5,336,280	29,027,701
Transfers	—	283,185	—	—	(283,185)	—	—	–	—	—
Foreign currency translation adjustment	(13,817)	(36,664)	(4,360)	(4,058)	4,962	(5,518)	(336)	339	(34,361)	(93,813)
Balance at December 31, 2021	17,054,605	6,421,141	1,308,726	2,992,982	513,344	1,462,683	965,937	78,709	5,301,919	36,100,046

ACCUMULATED DEPRECIATION
Balance at January 1, 2021	774,384	96,356	120,439	363,142	125,071	114,635	46,954	78,370	—	1,719,351
Depreciation	847,151	165,129	104,269	396,321	54,747	132,470	17,890	—	—	1,717,977
Transfers	—	84,588	—	—	(84,588)	—	—	—	—	—
Foreign currency translation adjustment	(2,844)	(2,234)	(302)	(1,363)	1,579	(656)	41	339	—	(5,440)
Balance at December 31, 2021	1,618,691	343,839	224,406	758,100	96,809	246,449	64,885	78,709	—	3,431,888
Carrying amount December 31, 2021	15,435,914	6,077,302	1,084,320	2,234,882	416,535	1,216,234	901,052	—	5,301,919	32,668,158

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

6 - LEASE OBLIGATIONS
The Group has entered into lease agreements for the rental of premises and rolling stock. The leases have an initial term of 1.1 to 15 years and some have a renewal option after their initial term. The lease terms are negotiated individually and encompass a wide range of different terms and conditions.
Right-of-use assets

	Premises	Rolling stock	Total
	$	$	$
Balance at January 1, 2022	60,297,423	604,939	60,902,362
Additions	367,376	113,568	480,944
Modifications	(617,774)	(19,377)	(637,151)
Depreciation expense	(3,221,273)	(78,582)	(3,299,855)
Foreign currency translation adjustment	(149,636)	(14,100)	(163,736)
Balance at June 30, 2022	56,676,116	606,448	57,282,564

	Premises	Rolling stock	Total
	$	$	$
Balance at January 1, 2021	7,353,957	144,767	7,498,724
Additions	56,006,523	568,498	56,575,021
Depreciation expense	(3,031,148)	(103,704)	(3,134,852)
Foreign currency translation adjustment	(31,909)	(4,622)	(36,531)
Balance at December 31, 2021	60,297,423	604,939	60,902,362
Depreciation was recognized as follows in the consolidated statements of earnings (loss):

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Cost of sales	343,560	313,751	689,853	561,731
Administrative expenses	65,534	62,302	139,664	98,128
Selling expenses	447,765	255,478	883,821	429,242
Capitalized to property, plant and equipment	793,258	—	1,586,517	—
	1,650,117	631,531	3,299,855	1,089,101

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

6 - LEASE OBLIGATIONS (CONTINUED)
Lease liabilities

$
Balance at January 1, 2022	62,209,317
Additions	480,944
Lease payments	(2,337,538)
Modifications	(637,151)
Foreign currency translation adjustment	(160,598)
Balance at June 30, 2022	59,554,974
Current portion	5,158,751
Non-current portion	54,396,223

Balance at January 1, 2021	7,719,108
Additions	56,575,021
Lease payments	(2,093,371)
Foreign exchange gain	(42,772)
Foreign currency translation adjustment	51,331
Balance at December 31, 2021	62,209,317
Current portion	4,691,344
Non-current portion	57,517,973

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

7 - FINANCIAL ASSETS AND LIABILITIES
7.1 Categories of financial assets and financial liabilities
The classification of financial instruments is summarized as follows:

	Classifications	June 30, 2022	December 31, 2021
		$	$
FINANCIAL ASSETS
Cash	Amortized cost	83,003,512	241,702,030
Trade and other receivables	Amortized cost	13,349,115	25,373,946
Incentives from "support program for the deployment of electric school buses" and from "zero-emission truck and bus program" receivable	Amortized cost	8,264,783	3,904,401
Other government assistance receivable	Amortized cost	1,288,054	903,356

FINANCIAL LIABILITIES
Loans on research and development tax credits and subsidies receivable	Amortized cost	10,394,061	10,564,590
Trade and other payables	Amortized cost	51,386,441	33,343,630
Long-term debt and other debts	Amortized cost	3,777,525	2,513,080
Share warrant obligations	FVTPL	27,281,847	106,225,934
7.2 Fair value of financial instruments
Current financial instruments that are not measured at fair value on the consolidated statement of financial position as at June 30, 2022 include trade and other receivables, incentives from "support program for the deployment of electric school buses" and from "zero-emission truck and bus program" receivable, other government assistance receivable, loans on research and development tax credits and subsidies receivable and trade and other payables. Their carrying values are considered to be a reasonable approximation of their fair value because of their short-term maturity and / or contractual terms of these instruments.
As at June 30, 2022, the fair value of long-term debt and other debts was based on discounted cash flows and was not materially different from its carrying value because there was no material change in the assumptions used for fair value determination at inception. Therefore, their principal amount approximated their fair value. As at June 30, 2022, the fair value of the private share warrants was determined using the Black-Scholes option pricing model and the fair value of the public share warrants was determined using their market value. The fair value of the other share warrant obligations was determined as described in Note 9.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

7 - FINANCIAL ASSETS AND LIABILITIES (CONTINUED)
7.2 Fair value of financial instruments (continued)
As at June 30, 2022, the impact of a 5.0% increase in the value of the Company's share price would have an impact of increasing the fair value of the private share warrants and the warrant issued to a customer and a corresponding decrease in consolidated net earnings of $1,477,650 and a 5.0% decrease in the value would have an impact of increasing consolidated net earnings by $1,411,699. As at June 30, 2022, the impact of a 5% increase or decrease in the value of the Company's share price would have an impact of $694,798 on the fair value of the public warrants, with a corresponding impact on the consolidated net earnings.

7.3 Fair Value Hierarchy
Fair value measurements are categorized in accordance with the following level:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability; and
Level 3: Inputs are unobservable inputs for the asset or liability.
The Group's financial instruments are categorized as follow on the fair value hierarchy:

Fair Value Hierarchy
FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE
Share warrant obligations- public	Level 1
Share warrant obligations- private	Level 2
Share warrant obligations- warrant issued to a customer	Level 3
FINANCIAL INSTRUMENTS MEASURED AT AMORTIZED COST
Long-term debt	Level 2

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

8 - LONG-TERM DEBT AND OTHER DEBTS

	June 30, 2022	December 31, 2021
	$	$
Investissement Quebec (IQ) secured loan for the financing of the battery manufacturing plant and innovation center (Note 8.1)	3,701,506	—
Loans on research and development tax credits and subsidies receivable	10,394,061	10,564,590
Economic Development Canada (EDC) unsecured loans, maturing between January 2022 and February 2022	—	24,397
Secured loans for the acquisition of rolling stock, maturing between December 2023 and August 2024	76,019	95,949
Balance of purchase price payable related to the acquisition of the dealership rights, without interest (Note 8.2)	—	2,392,734
	14,171,586	13,077,670
Current portion of long-term debt and other debts	10,431,833	13,015,584
Long-term portion of long-term debt and other debts	3,739,753	62,086

8.1 Investissement Quebec loan related to Battery Manufacturing Plant and Innovation Center
On July 1, 2021, the Company entered into an interest-bearing secured loan agreement with Investissement Quebec (the “IQ Loan”) relating to the construction of its battery manufacturing plant and innovation center projects in the Province of Quebec. The IQ Loan provides for financing of up to CA$50,000,000, of which up to 30% of the amount disbursed may be forgiven subject to the satisfaction of certain criteria tied to the Company and to the operations of the battery manufacturing plant and innovation center facilities.
The IQ Loan bears interest at a fixed rate of 4.41%, and will be repayable over a ten-year term, beginning on the fifth anniversary of the first draw. The obligations under the IQ Loan are secured by a security interest, hypothec, and lien on substantially all of the Company’s and certain of its subsidiaries’ property and assets (subject to certain exceptions and limitations).

8.2 Balance of purchase price payable related to the acquisition of the dealership rights, without interest
On May 7, 2022, the agreement with a private company relating to the previous acquisition of dealership rights in certain territories in the United States matured and the related financial liability was derecognized. The balance of the carrying amount was recognized in finance costs in the consolidated statements of earnings (loss) and comprehensive earnings (loss) (refer to Note 11).

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

9 - SHARE WARRANT OBLIGATIONS
9.1 Warrants issued to a customer
On July 1, 2020, in connection with the entering into of a master purchase agreement and a work order (collectively, the “MPA”) with Amazon Logistics, Inc., the Company issued a warrant to purchase common shares of the Company (the “Warrant”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on the Group's products or services.
At the election of the Warrantholder, any vested portion of the Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Warrant. The exercise of the Warrant corresponds to $5.66 per share. The Warrant grants the Warrantholder the right to acquire up to 35,350,003 common shares of the Company.
There was an initial vesting of a portion of the Warrant which is exercisable for 5,302,511 common shares as at June 30, 2022 and December 31, 2021. The remaining portion of the Warrant vests in three tranches based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Group products or services. The Warrant has a term of 8 years. Full vesting of the Warrant requires spending of at least $1.1 billion on Group products or services over the term of the Warrant, subject to accelerated vesting upon the occurrence of certain events, including a change of control of the Group or a termination of the MPA for cause.
The fair value of the Warrant was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	June 30, 2022	December 31, 2021

Exercise price ($)	5.66	5.66
Share price ($)	4.21	9.94
Volatility	40%	40%
Risk-free interest rate	3.13%	1.27%
Expected warrant life (years)	6.00	6.50

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

9 - SHARE WARRANT OBLIGATIONS (CONTINUED)
9.1 Warrants issued to a customer (continued)

The Group has recognized the following contract asset and share warrant obligation:

	June 30, 2022	December 31, 2021
	$	$
Contract asset
Beginning Balance	14,113,415	14,327,709
Amortization	—	(284,625)
Foreign currency translation adjustment	(227,813)	70,331
Ending Balance	13,885,602	14,113,415

Share warrant obligation
Beginning Balance	30,871,444	31,549,033
Fair value adjustment	(23,067,327)	492,091
Foreign currency translation adjustment	(157,983)	(1,169,680)
Ending Balance	7,646,134	30,871,444
9.2 Warrants issued as part of the business combination transaction
Upon completion of the business combination transaction on May 6, 2021, each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of the Company, at a price of $11.50 per share. A total of 27,111,741 NGA warrants were converted into 27,111,741 warrants of the Company, 15,972,672 of which are publicly traded and 11,139,069 of which are private. As at June 30, 2022, there were 27,111,323 warrants outstanding (December 31, 2021: 27,111,623) of which 15,972,364 are publicly traded (December 31, 2021: 15,972,664) and 11,138,959 are private (December 31, 2021: 11,138,959).
Each public warrant entitles the holder to purchase one common share for a price $11.50 per share. The public warrants became exercisable 30 days after the completion of the business combination transaction and will expire five years after the completion of the business combination transaction, or earlier upon redemption or liquidation. The Company may redeem the outstanding public warrants after they become exercisable, in whole at a price of $0.01 per public warrant, provided that the last reported sales price of the Company’s common shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period commencing once the public warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

9 - SHARE WARRANT OBLIGATIONS (CONTINUED)
9.2 Warrants issued as part of the business combination transaction (continued)
The fair value of the public warrants were determined using their market trading price as follows:

	June 30, 2022	December 31, 2021
Warrant price ($)	0.87	2.73
Each private warrant entitles the holder to purchase one common share for a price of $11.50 per share and became exercisable 30 days following the completion of the business combination transaction and will expire five years after the completion of the business combination transaction. The private warrants are not redeemable by the Company so long as they are held by the NGA Sponsor or its permitted transferees. The fair value of the private warrants was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	June 30, 2022	December 31, 2021

Exercise price ($)	11.50	11.50
Share price ($)	4.21	9.94
Volatility	47%	40%
Risk-free interest rate	3.12%	1.27%
Expected warrant life (years)	3.83	4.33
The expected volatility was determined by reference to historical data of comparable share prices over the expected life of the warrants.
The Group has recognized the following warrant obligations:

	Public warrants	Private warrants	Total
	$	$	$
Beginning balance at January 1, 2022	42,961,675	32,392,815	75,354,490
Fair value adjustment	(28,673,781)	(26,649,685)	(55,323,466)
Exercised	(348)	—	(348)
Foreign currency translation adjustment	(281,136)	(113,827)	(394,963)
Balance at June 30, 2022	14,006,410	5,629,303	19,635,713

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

9 - SHARE WARRANT OBLIGATIONS (CONTINUED)
9.2 Warrants issued as part of the business combination transaction (continued)

	Public warrants	Private warrants	Total
	$	$	$
Beginning balance at May 6, 2021	95,836,032	73,616,827	169,452,859
Fair value adjustment	(48,935,404)	(37,352,590)	(86,287,994)
Exercised	—	(442)	(442)
Foreign currency translation adjustment	(3,938,953)	(3,870,980)	(7,809,933)
Balance at December 31, 2021	42,961,675	32,392,815	75,354,490
10 - SHARE-BASED COMPENSATION
10.1 Stock options
The Group has a stock option plan (the "Plan") for its key employees, officers and consultants under which it has authorized the grant of options for the purchase of its common shares for a maximum of 10% of outstanding common shares.
The Board of Directors shall determine the stock option term, which shall be no more than 10 years. Under the terms of the plan, the exercise price of each option cannot be below the fair value of the common shares on the grant date. Unless otherwise determined by the Board of Directors, the options granted under the plan vest within four years, beginning on the first anniversary of the date of granting. The option redemption value is the excess of the fair market value of the shares over the option exercise price, with the fair value of the shares being determined on the basis of the last approved financial statements.
Change in Method of Settlement
As of May 6, 2021, the cash settlement option in the Company’s stock option plan was removed. As a result, the liability for share-based compensation was re-measured to fair value at May 6, 2021, with changes in fair value recognized in net earnings (loss), and the resulting fair value of $130,276,188 was transferred to contributed surplus within shareholders’ equity.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

10 - SHARE-BASED COMPENSATION (CONTINUED)
10.1 Stock options (continued)
Change in Method of Settlement (continued)
The following principal weighted assumptions were used in the Black-Scholes option pricing model to remeasure the share-based compensation liability relating to stock options as at May 6, 2021:

May 6, 2021

Exercise price (CA $)	1.17
Share price (CA $)	19.73
Volatility (%)	40%
Risk-free interest rate (%)	1.40%
Expected option life (years)	7.58

The following table summarizes the outstanding options as at and changes during the six months ended and year then ended:

	June 30, 2022		December 31, 2021
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
		CA$		CA$
Outstanding, beginning of period	9,072,149	1.82	10,375,195	1.17
Granted	558,697	6.94	294,854	21.86
Exercised	—	—	(1,505,000)	0.93
Forfeited	—	—	(92,900)	6.90
Outstanding, end of period	9,630,846	2.12	9,072,149	1.82
Exercisable, end of period	6,738,387	1.23	5,054,976	1.06

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

10 - SHARE-BASED COMPENSATION (CONTINUED)
10.1 Stock options (continued)
The following table summarizes the information relating to stock options outstanding:

	As at June 30, 2022
	Number of stock options	Remaining contractual life (years)	Number of stock options exercisable
Exercise price
CA$0.93 (issued in 2018)	4,792,398	5.45	4,644,838
CA$0.93 (issued in 2019)	3,664,907	7.27	1,926,860
CA$6.90 (issued in 2020)	319,990	8.21	103,223
CA$15.45 (issued in 2021)	26,389	9.15	—
CA$23.02 (issued in 2021)	253,865	8.99	63,466
CA$13.29 (issued in 2021)	14,600	9.45	—
CA$6.92 (issued in 2022)	493,614	9.87	—
CA$7.05 (issued in 2022)	65,083	9.89	—
	9,630,846		6,738,387

	As at December 31, 2021
	Number of stock options	Remaining contractual life (years)	Number of stock options exercisable
Exercise price
CA$0.93 (issued in 2018)	4,792,398	5.94	3,316,799
CA$0.93 (issued in 2019)	3,664,907	7.77	1,634,954
CA$6.90 (issued in 2020)	319,990	8.71	103,223
CA$15.45 (issued in 2021)	26,389	9.65	—
CA$23.02 (issued in 2021)	253,865	9.49	—
CA$13.29 (issued in 2021)	14,600	9.94	—
	9,072,149		5,054,976

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

10 - SHARE-BASED COMPENSATION (CONTINUED)
10.1 Stock options (continued)
The following table summarizes the weighted average values for the assumptions used in the Black-Scholes option pricing model for the stock option grants during the three and six months ended June 30, 2022 and year ended December 31, 2021:

	June 30, 2022	December 31, 2021
Expected dividends per share (CA$)	—	—
Exercise price (CA$)	6.94	21.86
Share price (CA$)	6.94	21.86
Expected Volatility (%)	40%	40%
Risk-free interest rate (%)	2.78%	1.16%
Expected option life (years)	7.50	7.50
The expected volatility was determined by reference to historical data of comparable companies share prices over the expected life of the stock options.
Compensation expense related to the stock options was recognized in the consolidated statement of earnings (loss) as follows:

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	$	$	$	$
Administrative expenses	2,080,685	44,761,756	4,872,111	47,820,351
Selling expenses	810,612	10,037,740	1,767,527	12,184,497
	2,891,297	54,799,496	6,639,638	60,004,848

10.2 Restricted share units (RSUs)
In June 2021, the Company approved a restricted share unit (“RSU”) plan for officers and other key employees of the Group. A RSU represents the right of an individual to receive one common share of the Company on the vesting date without any monetary consideration being paid to the Company.
All RSUs vest within a maximum three-year vesting period and they can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares issued from treasury or purchased on the open market, at the Company's option. RSUs are expected to be settled in common shares purchased on the open market. As at June 30, 2022 and December 31, 2021, none of the outstanding RSUs were vested.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

10 - SHARE-BASED COMPENSATION (CONTINUED)
10.2 Restricted share units (RSUs) (continued)

The following table summarizes the information relating to restricted share units outstanding:.

	June 30, 2022		December 31, 2021
	Number of restricted share units	Weighted average exercise price	Number of restricted share units	Weighted average exercise price
		CA$		CA$
Outstanding, beginning of period	36,247	18.59	—	—
Granted	276,584	6.93	36,247	18.59
Outstanding, end of period	312,831	8.28	36,247	18.59
Vested, end of period	—	—	—	—
All RSUs have an average remaining contractual life of approximately 2.7 as at June 30, 2022 and 2.9 years as at December 31, 2021.
Compensation cost for RSUs is measured at the fair value of the underlying common share at the grant date and is expensed over the award's vesting period. Compensation expense related to the RSUs was recognized in the consolidated statement of earnings (loss) is as follows:

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	$	$	$	$
Administrative expenses	107,542	—	138,690	—
Selling expenses	28,444	—	43,513	—
	135,986	—	182,203	—
The corresponding increase is recorded in contributed surplus. When the underlying shares are issued, the amounts previously credited to contributed surplus are transferred to share capital.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

10 - SHARE-BASED COMPENSATION (CONTINUED)
10.3 Deferred share units (DSUs)
In June 2021, the Company approved a deferred share unit (“DSU”) plan for officers and other key employees of the Group. A DSU represents the right of an individual to receive one common share of the Company on the vesting date without any monetary consideration being paid to the Company.

	June 30, 2022		December 31, 2021
	Number of restricted share units	Weighted average exercise price	Number of restricted share units	Weighted average exercise price
		CA$		CA$
Outstanding, beginning of period	18,755	14.07	—	—
Granted	62,181	6.92	18,755	14.07
Settled	2,026	14.07	—	—
Outstanding, end of period	78,910	14.07	18,755	14.07
Vested, end of period	78,910	8.71	18,755	14.07

Compensation cost for DSUs is measured at the fair value of the underlying common share at the grant date. All DSUs issued vest on the date of the grant, except as otherwise determined by the Board of Directors, and they can be settled through the delivery of common shares issued from treasury or purchased on the open market, or in cash (based on the Company’s share price on the vesting date) at the Company's option, or a combination of both. Compensation expense related to the DSUs was recognized in the consolidated statement of earnings (loss) is as follows:

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	$	$	$	$
Administrative expenses	335,799	—	335,799	—
	335,799	—	335,799	—

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

11 - FINANCE COSTS (INCOME)
Finance costs (income) for the reporting periods consist of the following:

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	$	$	$	$
Interest on long-term debt and other debts	529,337	634,459	882,047	1,890,007
Interest on lease liabilities	767,975	107,732	1,540,062	189,605
Interest on convertible debt instruments	—	1,705,883	—	2,503,097
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	26,514	133,724	82,850	286,844
Gain on derecognition of the balance of purchase price payable related to the acquisition of the dealership rights (a)	(2,130,583)	—	(2,130,583)	—
Accretion expense on common shares, retractable	—	415,850	—	2,031,863
Other	(25,202)	3,986	(27,927)	7,608
	(831,959)	3,001,634	346,449	6,909,024
a.On May 7, 2022, the agreement with a private company relating to the previous acquisition of dealership rights in certain territories in the United States matured and the related financial liability was derecognized. The carrying amount of $2,130,583 was recognized as a gain under finance costs (income) in the consolidated statements of earnings (loss) and comprehensive earnings (loss)

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

12 - EARNINGS PER SHARE

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	$	$	$	$
Net earnings (loss)	37,510,822	(178,490,141)	39,613,259	(194,604,004)
Basic weighted average number of common shares outstanding	190,002,774	158,199,934	190,002,743	134,375,624
Basic earnings (loss) per share	0.20	(1.13)	0.21	(1.45)

Basic weighted average number of common shares outstanding	190,002,774	158,199,934	190,002,743	134,375,624
Plus dilutive impact of stock options, RSUs, DSUs, and warrants	6,663,769	—	7,796,393	—
Diluted weighted average number of common shares outstanding	196,666,543	158,199,934	197,799,136	134,375,624
Diluted earnings (loss) per share	0.19	(1.13)	0.20	(1.45)
Excluded from the above calculations for the three and six months ended June 30, 2022 and 2021 are outstanding stock options, share warrant obligations, RSUs, and DSUs, which are deemed to be anti-dilutive as they would have the effect of decreasing the earnings or loss per share.

13 - SUPPLEMENTAL CASH FLOW DISCLOSURE
The depreciation and amortization is detailed as follows:

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	$	$	$	$
Depreciation – property, plant and equipment	1,261,869	382,875	2,023,923	674,267
Depreciation – right-of-use assets	856,859	631,532	1,713,338	1,089,101
Amortization – intangible assets	620,444	249,540	985,165	484,389
Amortization – contract asset	—	284,625	—	284,625
	2,739,172	1,548,572	4,722,426	2,532,382
See Note 6 for additional information related to the depreciation of right-of-use assets.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

13 - SUPPLEMENTAL CASH FLOW DISCLOSURE (CONTINUED)
The net changes in non-cash working capital items are detailed as follows:

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	$	$	$	$
Inventories	(11,227,342)	(11,050,160)	(37,982,858)	(20,292,056)
Accounts receivables	5,395,827	(14,259,560)	5,719,667	(9,912,221)
Prepaid expenses and other assets	(1,411,481)	(4,450,691)	(1,193,287)	(4,909,335)
Trade and other payables (1)	4,673,997	10,102,322	10,141,807	12,860,669
	(2,568,999)	(19,658,089)	(23,314,671)	(22,252,943)
(1)For the three months ended June 30, 2022, the net change in trade and other payables excludes trade and other payables as at June 30, 2022 related to the following non-cash working capital items: $1,420,738 related to the acquisition of intangible assets and $19,205,285 related to the acquisition of property, plant and equipment as at June 30, 2022, and includes trade and other payables as at March 31, 2022 related to the acquisition of intangible assets of $761,293 and related to the acquisition of property, plant and equipment of $7,922,816.
For the six months ended June 30, 2022, the net change in trade and other payables excludes trade and other payables as at June 30, 2022 related to the following non-cash working capital items: $1,420,738 related to the acquisition of intangible assets and $19,205,285 related to the acquisition of property, plant and equipment as at June 30, 2022, and includes trade and other payables as at December 31, 2021 related to the acquisition of intangible assets of $554,310 and related to the acquisition of property, plant and equipment of $8,797,575.

There were no outstanding payables related to the acquisition of intangible assets and property, plant and equipment as at June 30, 2021 and December 31, 2020.
As at June 30, 2022, the Company had contractual purchase obligations outstanding of $72,761,426 for the acquisition of property, plant and equipment, compared to $35,102,660 as at December 31, 2021.

14 - SHARE CAPITAL
14.1 - ATM Program
On June 17, 2022, the Company established an "at-the-market" equity program (the "ATM Program") that allows the Company to issue and sell, from time to time through a syndicate of agents, newly issued common shares of the Company, for an aggregate offering amount of up to $125,000,000 (or the Canadian dollar equivalent). As of June 30, 2022, the Company had not issued any securities pursuant to the ATM Program and therefore had not received any proceeds thereunder. Equity issuance fees directly related to the establishment of the ATM Program are recognized under prepaids and other assets in the consolidated statements of financial position.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

15 - ENTITY-WIDE DISCLOSURES
The Group has one reportable operating segment, the manufacturing and sales of electric vehicles in Canada and in the United States.
The Group's revenue from external customers are divided into the following geographical areas:

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Revenue from External Customers	$	$	$	$
Canada	24,549,083	11,013,255	45,575,957	16,591,012
United States	4,971,933	5,675,684	6,591,852	6,323,405
	29,521,016	16,688,939	52,167,809	22,914,417
During the three months ended June 30, 2022, 41.4% (three months ended June 30, 2021: 50.8%) of the Group's revenue depended on one customer ( June 30, 2021: three customers, 20.4%, 15.7% and 14.7% respectively).
During the six months ended June 30, 2022, 41.1% (six months ended June 30, 2021: 51.2%) of the Group's revenue depended on one customer (six months ended June 30, 2021: four customers, 15.0%, 13.9%, 11.5% and 10.8% respectively).
The Group’s following non-current assets are allocated to geographic areas as follows:

	June 30, 2022
	Canada	United States	Total
	$	$	$
Property, plant and equipment	57,334,404	52,510,430	109,844,834
Right-of-use assets	6,670,960	50,611,604	57,282,564
Intangible assets	111,161,040	6,122,015	117,283,055
Contract asset	13,885,602	—	13,885,602
	189,052,006	109,244,049	298,296,055

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

15 - ENTITY-WIDE DISCLOSURES (CONTINUED)

	December 31, 2021
	Canada	United States	Total
	$	$	$
Property, plant and equipment	18,035,651	14,632,507	32,668,158
Right-of-use assets	7,446,976	53,455,386	60,902,362
Intangible assets	76,127,010	5,772,820	81,899,830
Contract asset	14,113,415	—	14,113,415
	115,723,052	73,860,713	189,583,765
Geographical areas are determined according to where the sales take place and according to the location of the long-term assets.

16 - COVID-19
In March 2020, the decree of a COVID-19 state of pandemic and the numerous measures put in place by the federal, provincial and municipal governments to protect the public, which had impacts on the Group’s operations. This state of pandemic could cause significant changes to the assets or liabilities and / or have a significant impact on future operations.
There continues to be significant uncertainty surrounding the COVID-19 pandemic. The COVID-19 pandemic significantly has negatively impacted the global economy since March 2020 and may continue to do so in the future. Global conditions that originated during the pandemic continue to persist and may have a long-lasting adverse impact on Lion's business and its industry. Given the dynamic nature of the pandemic, as demonstrated by the emergence of COVID-19 variants, infection and vaccination rates, and governmental regulations and measures that continue to fluctuate, the full extent to which COVID-19 (including as a result of the currently prevalent variants and the potential emergence of other variants of the virus in the future) impacts Lion’s business or the global economy and the markets in which Lion operates and sells its products, including Canada and the United States, will depend on unknown future developments which Lion cannot predict. Accordingly, as of the date of these financial statements, management continues to closely monitor the evolving situation.